[redacted]

S 10026122 MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 35061

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Tennessee Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 Oak Court Drive, Suite 200
(No. and Street)

Memphis	TN	38117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Kruse (901) 818-6255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20th Street North	Birmingham	AL	35203
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Karen Kruse and Paul Mann, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of First Tennessee Brokerage, Inc. as of December 31, 2009, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

Signature

Senior VP, Brokerage
Title

Signature

President
Title

STATE OF TENNESSEE NOTARY PUBLIC
Exp. 3-20-2013

Notary Public

CONTENTS OF REPORT

This report** contains (check all applicable boxes)

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m) A copy of the SIPC Supplemental Report
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a–5(e)(3).*

FIRST TENNESSEE BROKERAGE, INC.

(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents:		
Securities purchased under agreement to resell	$	5,804,257
Cash and other cash equivalents		13,552,551
		19,356,808
Receivable from broker		825,344
Furniture, equipment, and leasehold improvements, net		1,132,954
Prepaid expenses and other assets		2,429,571
Deferred tax asset		2,025,928
	$	25,770,605

Liabilities and Shareholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	3,919,093
Due to First Tennessee Bank National Association		1,801,889
		5,720,982
Shareholder's equity:		
Common stock, $12.50 par value – authorized, issued, and outstanding 2,000 shares		25,000
Additional paid-in capital		4,421,188
Retained earnings		19,200,094
Accumulated other comprehensive loss, net		(3,596,659)
		20,049,623
	$	25,770,605

See accompanying notes to financial statements.